UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2003

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  |_|           Form 40-F  |X|

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                            Yes  |_|                No  |X|

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TECK COMINCO LIMITED
                                           (Registrant)



Date:    September 11, 2003                By:  /s/ Karen L. Dunfee
                                                --------------------------
                                                Karen L. Dunfee
                                                Corporate Secretary

                                                               [GRAPHIC OMITTED]
                                                            [LOGO - TECKCOMINCO]
                        --------------------------------------------------------

                                                           EXTERNAL NEWS RELEASE
                                                                        03-17-TC


                              TECK COMINCO LIMITED
200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9                 TEL: (604) 687-1117
FAX: (604) 687-6100                                         www.teckcominco.com

FOR IMMEDIATE RELEASE:    September 10, 2003

           TECK COMINCO LIMITED ANNOUNCES COMPLETION OF DRILL PROGRAM
                         AT MORELOS GOLD PROJECT, MEXICO

          HIGHLIGHTS INCLUDE 10 METERS OF 11.8 G/T AU IN NEW LOS GUAJES ZONE AND 18.8 METERS OF 4.8 G/T AU IN NEW EL LIMON SUR OXIDE ZONE.

Vancouver, B.C. --- Teck Cominco Limited, operator of the Minera Media Luna joint Venture between Teck Cominco Limited (78.8%) and Miranda Mining Corporation (21.2%) has provided the joint venture partners with the latest results of the recently completed diamond drill program on Minera Media Luna's MORELOS NORTE gold property in Guerrero Stare, Mexico.

Wheaton River Minerals Ltd. announced on September 3, that it has offered to purchase, subject to certain conditions, all of the outstanding shares of Miranda Mining.

A Teck Cominco Limited press release dated August 7, 2003 provided a project up-date, drill hole information and assay results for holes DLIM-95 to DLIM-111.

Holes DLIM-112 to DLIM-121 are summarized below in Table 1, and are shown on the accompanying figures 1-3. Holes 112, 116, and 122 are in the main EL LIMON prospect, holes 113, 115, and 118 are in the newly discovered LOS GUAJES WEST zone, and holes 114, 117, 119, 120, and 121 are in the newly discovered EL LIMON SUR oxide zone.

HIGHLIGHTS FROM THE LOS GUAJES WEST ZONE INCLUDE:

         10m of 11.8 g/t Au,
         5.0m of 9.7 g/t Au,
         5.0m of 4.7 g/t Au

HIGHLIGHTS FROM THE EL LIMON SUR OXIDE ZONE INCLUDE:

         18.8m of 4.8 g/t Au
         17.2m of 3.3 g/t Au

TWO HOLES IN THE EL LIMON ZONE RETURNED INTERVALS OF:

         12.2 m of 8.8 g/t Au
         8.0m of 3.5 g/t Au

These results indicate mineralization at Los Guajes West remains open along strike and both up-dip and down-dip from current drilling. Based on encouraging results to date, the El Limon Sur oxide zone also warrants additional trenching and drill testing.

                                                      TABLE 1
                                     Assay intervals with gold grades >1.0 g/t

-----------------------------------------------------------------------------------------------------------------
 HOLE ID         LOCATION                 EASTING,NORTHING          FROM (M)     TO (M)         INTERVAL     AU
                                               (UTM)                                               (M)       G/T
-----------------------------------------------------------------------------------------------------------------
DLIM-112         El Limon                 422778, 1990038                6.0        7.5            1.5       2.0
                                                                        29.0       33.0            4.0       2.2
                                                                        40.2       43.1            2.9       2.5
                                                                        49.5       54.0            4.5       3.6
                                                                        59.0       60.0            1.0       1.5
                                                                        69.3       77.3            8.0       3.5
-----------------------------------------------------------------------------------------------------------------
DLIM-113         Los Guajes West          420754, 1990409               78.0       88.0           10.0      11.8
                                                                        90.3       91.3            1.0       2.4
                                                                        99.5      101.4            1.9       3.5
                                                                       108.3      109.5            1.2       1.9
-----------------------------------------------------------------------------------------------------------------
DLIM-114         El Limon Sur              422827,1989733                 No values of 1g/t Au or higher
-----------------------------------------------------------------------------------------------------------------
DLIM-115         Los Guajes West          420788, 1990592              149.0      156.0            7.0       2.3
                                                                       159.4      164.4            5.0       9.7
-----------------------------------------------------------------------------------------------------------------
DLIM-116         El Limon                 422687, 1989880              122.3      134.5           12.2       8.8
-----------------------------------------------------------------------------------------------------------------
DLIM-117         El Limon Sur Ox           422161,1989181               43.5       46.5            3.0       1.2
-----------------------------------------------------------------------------------------------------------------
DLIM-118         Los Guajes W             420746, 1990531               68.0       72.5            4.5       5.7
                                                                       130.5      132.0            1.5       1.5
                                                                       152.0      157.0            5.0       4.7
-----------------------------------------------------------------------------------------------------------------
DLIM-119         El Limon Sur Ox          422126, 1989158               34.3       35.2            0.9       1.2
-----------------------------------------------------------------------------------------------------------------
DLIM-120         El Limon Sur Ox          421987, 1989084               50.0       50.8            0.8       5.4
                                                                        52.4       53.0            0.6       2.1
                                                                        55.4       74.2           18.8       4.8
-----------------------------------------------------------------------------------------------------------------
DLIM-121         El Limon Sur Ox          421946, 1989080                0.0        1.5            1.5       2.9
                                                                         4.5       21.7           17.2       3.3
                                                                        27.4       31.5            4.1       2.4
                                                                        60.8       61.3            0.5       5.1
-----------------------------------------------------------------------------------------------------------------

The El Limon zone has a previously defined inferred resource of 13.4 Mt @ 3.53 g/t using a 0.8 g/t cut-off. A revised resource estimate for El Limon is anticipated in late September or early October.

All samples were analyzed by standard fire assay with atomic absorption or gravimetric finish at Global Discovery Labs, a wholly owned subsidiary of Teck Cominco Limited, in Vancouver, B.C. Global Discovery Labs employs certified assayers and adheres to the CANMET standards of analytical practices.

Mr. Scott Monroe, an employee of Teck Cominco Limited, has supervised the program to date and is a "Qualified Person" under National Instrument 43-101.

--------------------------------------------------------------------------------
[GRAPHIC OMITTED]
[LOGO - TECKCOMINCO]


                                 [MAP OMITTED]

                                     FIG. 1
                            EL LIMON, OXIDE ZONE AND
                               LOS GUAJES SURFACE
                            GEOLOGY, GOLD ASSAYS AND
                            DRILL HOLE LOCATION MAP


--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
[GRAPHIC OMITTED]
[LOGO - TECKCOMINCO]


                                 [MAP OMITTED]

                                     FIG. 2
                                    EL LIMON
                        SURFACE GEOLOGY, GOLD ASSAYS AND
                             DRILL HOLE LOCATION MAP


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 [MAP OMITTED]


FIG. 3
EL LIMON SOUTH OXIDE ZONE, DRILL HOLE LOCATION MAP


                                                 [GRAPHIC OMITTED]
                                                 [LOGO - TECKCOMINCO]

--------------------------------------------------------------------------------




                                      -30-



CONTACT:  Fred Daley
          Vice President, Exploration
          (604) 687-1117






                                                                               4